United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No.      )

Senior Debt Portfolio
(name of issuer)

      Beneficial Interest
(title of class securities)

   None
(CUSIP number)




Check if a fee is being paid with this statement.    X    (A fee is not
required
only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

	Schedule 13G

1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EV Classic Floating Rate Fund
     Taxpayer I.D. #04-3254321

2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        ___ (a) _X_ (b)

     Group Disclaimed

3 - SEC USE ONLY

4 - CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts Business Trust

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
  WITH:

	5 - SOLE VOTING POWER

	$494,459,354 value of Beneficial Interest

	6 - SHARED VOTING POWER -       None

	7 - SOLE DISPOSITIVE POWER

       $494,459,354 value of Beneficial Interest

	8 - SHARED DISPOSITIVE POWER -     None

9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	$494,459,354 value of Beneficial Interest

10 - CHECK BOX IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES CERTAIN
     SHARES

11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9:      30.5%

12 - TYPE OF REPORTING PERSON : Investment Company (IV)

Schedule 13G

Item 1(a) Name of Issuer:      Senior Debt Portfolio

Item 1(b) Address of Issuer's Principal Executive Office:

	 c/o Boston Management & Research
	 24 Federal Street
	 Boston, Massachusetts 02110

Item 2(a) Name of Person Filing:

     EV Classic Floating Rate Fund

Item 2(b) Address of Principal Business Office of Person Filing:

	24 Federal Street, Boston, Massachusetts 02110

Item 2(c) Citizenship:      United States

Item 2(d) Title of Class of Securities:      Beneficial Interest

Item 2(e) CUSIP Number :      None

Item 3    Eligibility to File Schedule 13G:

EV Classic Floating Rate Fund is an investment company registered under
Section 8 of the Investment Company Act of 1940.

Item 4    Ownership:
	(a) As of December 31, 1995:
EV Classic Floating Rate Fund, beneficially owned an interest in the Senior
Debt
Portfolio valued at $494,459,354 (or 30.5% of the aggregate beneficial interests outstanding).

	(b) As of December 31, 1995:
EV Classic Floating Rate Fund had the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of an interest in the Senior
Debt Portfolio valued at $494,459,354 (or 30.5% of the aggregate beneficial interests outstanding).

Item 5    Ownership of Five Percent or Less of a Class:         Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another
	  Person:                                               Not applicable

Item 7    Identification and Classification of the Subsidiary Which
	  Acquired the Security Being Reported on by the Parent
	  Holding Company:                                      Not applicable

Item 8    Identification and Classification of Members of the
	  Group:                                               Not applicable


Item 9    Notice of Dissolution of Group:                      Not applicable

Item 10   Certification:

EV Classic Floating Rate Fund certifies that it is entitled to file statements on Schedule 13G under Rule 13d-1 (b)(1) promulgated under the Securities Exchange Act of 1934, and that, to the best of its knowledge and belief the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, EV
Classic
Floating Rate Fund certifies that the information set forth in this Amendment is true, complete and correct.

EV CLASSIC FLOATING RATE FUND




By: Eric G. Woodbury
    Assistant Secretary                                 May 20, 1996